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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             PICTURETEL CORPORATION
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               Delaware                                   04-2835972
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(STATE OR OTHER JURISDICTION OF INCORPORATION)  IRS EMPLOYER IDENTIFICATION NO.)

                      100 MINUTEMAN RD., ANDOVER, MA 01810
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               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]


If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]


SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
RELATES:
        -------------------------
             (IF APPLICABLE)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

            TITLE OF EACH                   NAME OF EACH EXCHANGE ON WHICH EACH
      CLASS TO BE SO REGISTERED                   CLASS IS TO BE REGISTERED
----------------------------------------    ------------------------------------
                 N/A                                       N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    Junior Preference Stock Purchase Rights
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                                (TITLE OF CLASS)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

       On March 25, 1992, the Board of Directors (the "BOARD") of PictureTel Corporation (the "COMPANY") declared a dividend of one purchase right (a "RIGHT") for every outstanding share of the Company's common stock, par value $.01 per share, (the "COMMON STOCK"). The Rights will be distributed to stockholders of the record as of the close of business on April 7, 1992 (the "DIVIDEND RECORD DATE"). The terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") between the Company and Fleet National Bank (formerly known as Bank Boston, N.A., formerly known as The First National Bank of Boston) as Rights Agent (the "RIGHTS AGENT"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the "DISTRIBUTION DATE."

       Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Junior Preference Stock at a price of $180 per one one-hundredth of a share, subject to adjustment. The Rights will expire on the Expiration Date (defined below), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date. No separate Rights certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

       The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Continuing Directors (as defined below), the Distribution Date will occur on the earlier of (i) the fifteenth business day following the later of the date a public announcement that a person, including affiliates or associates of such person (an "ACQUIRING PERSON"), has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "STOCK ACQUISITION DATE") or (ii) the fifteenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 15% or more of the Company's outstanding Common Stock. In any event, the Board of Directors may delay the distribution of the certificates. After the Distribution Date, separate certificates evidencing the Rights ("RIGHTS CERTIFICATE") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. "CONTINUING DIRECTOR" means any director of the Company who was a Director prior to any person becoming an Acquiring Person or a director nominated for his or her term of office by a majority of the Continuing Directors in office at the time of such nomination.

       Pursuant to Amendment No. 1 to the Rights Agreement, dated as of January 13, 1995 (the "FIRST AMENDMENT"), Kopp Investment Advisors, Inc. ("KOPP") will not be considered an

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Acquiring Person if: (i) the shares of Common Stock of the Company owned by Kopp do not exceed 2,600,000 shares, or (ii) the Continuing Directors of the Company elect to exclude Kopp from the definition of "Acquiring Person" and Kopp files a report of beneficial ownership of securities of the Company on Schedule 13D under the Securities Exchange Act of 1934 instead of on Schedule 13G.

       Pursuant to Amendment No. 2 to the Rights Agreement, dated as of July 24, 2000 (the "SECOND AMENDMENT"), Intel Corporation ("INTEL") will not be considered an "Acquiring Person" under the Rights Agreement so long as Intel and its affiliates and associates do not become the beneficial owner of greater than that number of shares of Common Stock of the Company equal to the sum of: (A) the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock of the Company purchased by Intel in connection with that certain Stock Purchase and Investors Rights Agreement, dated as of January 18, 1999 ("1999 STOCK AGREEMENT"), by and among the Company and Intel; PLUS (B) the number of shares of Common Stock issuable upon conversion of the Series B Preference Stock of the Company ("SERIES B STOCK") purchased by Intel in connection with a Stock Purchase and Investors Rights Agreement, dated as of July 13, 2000 ("2000 STOCK AGREEMENT"), by and among the Company, Intel, the State of Wisconsin Investment Board ("SWIB"), Halpern Denny Fund II, L.P., and certain other investors; PLUS (C) the number of additional shares of Common Stock which may be purchased by Intel pursuant to certain provisions of the 1999 Stock Agreement and the 2000 Stock Agreement, each such number of shares as adjusted for stock splits.

       The Second Amendment also provides that SWIB will not be considered an Acquiring Person under the Rights Agreement so long as SWIB and its affiliates and associates do not become the beneficial owner of greater than that number of shares of Common Stock equal to the sum of: (A) 3,616,900 shares of Common Stock, PLUS (B) the number of shares of Common Stock issuable upon conversion of the Series B Stock purchased by SWIB in connection with the 2000 Stock Agreement; PLUS (C) such number of additional shares of Common Stock which may be purchased by SWIB and which, when added to the number of shares of Common Stock in clauses (A) and (B) hereunder, shall result in the beneficial ownership at the time of less than 20% of the Common Stock; PLUS (D) the number of additional shares of Common Stock which may be purchased by SWIB pursuant to certain other provisions of the 2000 Stock Agreement, each such number of shares as adjusted for stock splits; PROVIDED, HOWEVER, that at no time will SWIB and its affiliates and associates become the beneficial owner of 20% or more of Common Stock of the Company.

       Pursuant to Amendment No. 3 to the Rights Agreement, dated as of May 24, 2001 (the "THIRD AMENDMENT"), Polycom, Inc., Pharaoh Acquisition Corp. and any of their affiliates (collectively, "POLYCOM") will not be considered an "Acquiring Person" under the Rights Agreement solely to the extent that Polycom becomes the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding by reason of the execution of, or the consummation of the transactions contemplated by, the Agreement and Plan of Merger dated as of May 24, 2001 by and among the Company, Polycom, Inc. and Pharaoh Acquisition Corp. (the "MERGER AGREEMENT") or the Company Tender and Voting Agreements (as defined in the Merger Agreement), including, without limitation, the commencement or consummation of the tender offer contemplated by

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the Merger Agreement, the consummation of the merger contemplated by the Merger
Agreement, or any announcement relating thereto, so long as the Merger Agreement has not been terminated.

       The Third Amendment also provides that notwithstanding any provision to the contrary in the Rights Agreement, no holder of any Right shall be entitled to exercise such Right under or be entitled to any Right pursuant to any sections of the Rights Agreement by reason of the execution of the Merger Agreement or Company Tender and Voting Agreements or consummation of any of the transactions contemplated thereby, including, without limitation, the commencement or consummation of the tender offer pursuant to the terms of the Merger Agreement, the consummation of the merger pursuant to the terms of the Merger Agreement, or any announcement relating thereto, so long as the Merger Agreement has not been terminated.

       The Third Amendment further provides that the Expiration Date shall be the earlier of the (A) Close of Business on March 25, 2002 or (B) Appointment Date (as such term is defined in the Merger Agreement).

       Pursuant to Amendment No. 4 to the Rights Agreement, dated as of June 15, 2001 (the "FOURTH AMENDMENT"), Polycom, Inc. and any of its affiliates (collectively, "POLYCOM") will not be considered an "Acquiring Person" under the Rights Agreement solely to the extent that any such Person is or becomes the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding by reason of the issuance or execution of, or the consummation of the transactions contemplated by, each of the Note Agreement (as defined in the Merger Agreement) and the Convertible Notes (as defined in the Merger Agreement), including, but not limited to, the conversion of the Convertible Notes. The Fourth Amendment further provides that notwithstanding any provision to the contrary in the Rights Agreement, no holder of any Right shall be entitled to exercise such Right under or be entitled to any Right pursuant to any sections of the Rights Agreement by reason of the issuance or execution of, or the consummation of the transactions contemplated by, each of the Note Agreement (as defined in the Merger Agreement) and the Convertible Notes (as defined in the Merger Agreement), including, but not limited to, the conversion of the Convertible Notes.

       If, at any time after the Stock Acquisition Date, the Company were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. For example, if the exercise price is $180, the holder of each Right would be entitled to receive $360 in market value of the acquiring company's common shares (e.g., two shares if the per market value is $180) for $180. Also, in the event that (i) any person or group of affiliated or associated persons (other than the Company and its affiliates) shall become an Acquiring Person or (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, each holder of a Right will, upon payment of the exercise price, have the right to receive shares of the Company's Common Stock, (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. If the exercise price if $180, the holder of each Right would be entitled to receive $360 in market value of the Company's common stock for $180. Following the occurrence of any of the events described in this paragraph (as defined in the Rights Agreement, a "COMMON STOCK

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EVENT"), any rights that are, or under certain circumstances specified in the
Rights Agreement were, beneficially owned by any Acquiring Person (or any affiliate, associates or transferees of any acquiring person) shall immediately become null and void.

       The Board may, at its option, at any time after any Person becomes an Acquiring Person but prior to the acquisition of beneficial ownership of 50% or more of the Common Stock then outstanding, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of declaration of the Rights (such exchange ratio being hereinafter referred to as the "EXCHANGE RATIO"). Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

       The exercise price of the Rights, and the number of one one-hundredths of a share of Junior Preference Stock of other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Stock, (ii) upon the grant to holders of the Preference Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preference Stock or (iii) upon the distribution to holders of the Preference Stock of evidences of the indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

       With certain exceptions, no adjustments in the exercise price of the Rights will be required until cumulative adjustments equal at least 1% in such price.

       At any time prior to the Expiration Date, the Company, by a majority vote of the Continuing Directors then in office, may redeem the rights at a redemption price of $.01 per Right (the "REDEMPTION PRICE"), as described in the Rights Agreement. Immediately upon the action of the Continuing Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

       Neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date will be a taxable event for the Company or its stockholders. Holders of Rights may, depending upon the circumstances, recognize taxable income upon the occurrence of a Common Stock Event. In addition, holders of Rights may have taxable income as a result of (i) an exchange by the Company of shares of Common Stock (or Preference Stock) for Rights as described above or (ii) certain anti-dilution adjustments made to the terms of the Rights after the Distribution Date. A redemption of the Rights would be a taxable event to holders.

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       The Rights Agreement may be amended by the Continuing Directors at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Continuing Directors without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates, associates or transferees).

       As of June 8, 2001, there were 53,402,550 shares of Common Stock outstanding. (In addition, there are 5,547,738 shares of Common Stock reserved for issuance pursuant to the employee stock options). Each share of Common Stock outstanding on the Dividend Record Date will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each newly issued share of Common Stock otherwise issued by the Company, so that all shares of Common Stock outstanding on the Distribution Date will have attached Rights. The Company initially reserved 800,000 shares of Junior Preference Stock for issuance upon exercise of the Rights on and after the Distribution Date which shall be subject and subordinate to any other reservation of shares by the Company from time to time heretofore or hereafter reserved for any lawful purpose.

       The exercise of the Rights may have certain anti-takeover effects. The Rights distribution will not be dilutive of the shareholder's ownership of the Company and will not affect reported earnings per share. The Company will receive no proceeds from the distribution of the Rights.

       The form of Rights Agreement, dated as of March 25, 1992 between the Company and the Rights Agent, specifying the terms of the Rights (including as exhibits thereto the form of Rights Certificate and the Summary of Purchase Rights), Amendment No. 1 to such Rights Agreement, Amendment No. 2 to such Rights Agreement, and Amendment No. 3 to such Rights Agreement are attached hereto as exhibits and are hereby incorporated herein by reference. Amendment No. 4 to the Rights Agreement is also attached hereto and hereby incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and therefore is qualified in its entirety by reference to such exhibits.

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ITEM 2. EXHIBITS.

 1. Rights Agreement ("Rights Agreement"), dated as of March 25, 1992 between the Company and The First National Bank of Boston as Rights Agent, filed as Exhibit No. 1 to Report on Form 8-A dated March 27, 1992 and incorporated herein by reference.

 2. Form of Certificate of Designation with respect to Junior Preference Stock (attached as Exhibit A to the Rights Agreement) , filed as Exhibit No. 2 to Report on Form 8-A dated March 27, 1992 and incorporated herein by reference.

 3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be Mailed until the Distribution Date (as defined in the Rights Agreement) , filed as Exhibit No. 3 to Report on Form 8-A dated March 27, 1992 and incorporated herein by reference.

 4. Summary of Purchase Rights (attached as Exhibit C to the Rights Agreement) , filed as Exhibit No. 4 to Report on Form 8-A dated March 27, 1992 and incorporated herein by reference.

 5. Amendment No. 1 to the Rights Agreement, dated as of January 13, 1995, filed as Exhibit No. 4.2.4 to Report on Form 10-K dated March 31, 1995.

 6. Amendment No. 2 to the Rights Agreement, dated as of July 24, 2000, filed as Exhibit No. 4 to Report on Form 8-K dated July 31, 2000 and incorporated herein by reference.

 7. Amendment No. 3 to the Rights Agreement, dated as of May 24, 2001, filed as Exhibit No. 7 to this Report on Form 8-A dated June 18, 2001 and Exhibit No. 1 to Report on Form 8-K dated June 18, 2001 and incorporated herein by reference.

 8. Amendment No. 4 to the Rights Agreement, dated as of June 15, 2001, filed as Exhibit No. 8 to this Report on Form 8-A dated July 11, 2001 and Exhibit No. 1 to Report on Form 8-K dated July 11, 2001 and incorporated herein by reference.

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                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       PICTURETEL COPRORATION



Date: July 11, 2001                   By: /s/ Lewis Jaffe
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                                         Name: Lewis Jaffe
                                              ---------------------------------
                                         Title: President and Chief
                                                Operating Officer
                                               --------------------------------



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